Exhibit 99.6

NewLead Holdings Ltd. Announces Updates to

Prior Announcements Regarding the Marrowbone Mine

Hamilton, Bermuda, September 28, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the Company did not complete the acquisition of the Marrowbone mine which the Company expected to finalize during the third quarter of 2013, as it had previously announced during such quarter.

The Company did not proceed with the aforementioned acquisition due to a number of factors including a failure of the parties to reach acceptable definitive terms for such acquisition, the collapse of coal prices, as well as adverse coal market conditions especially with regard to the export and transportation of coal that continues today.

The Company had previously disclosed in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2014, under “Item 5: Operating and Financial Review and Prospects, Commodities Business”, that there was no assurance that the ongoing discussions following the expiration of the exclusivity period for the acquisition of the Marrowbone mine would result in agreement for the acquisition of such mine or if such agreement was reached, whether the Company would be able to finance any such acquisition.

For further information, please visit the Company’s SEC filings at the "Investor Relations" section under "SEC Filings", “http://www.newleadholdings.com/sec.html”. The Annual Reports of the Company on Form 20-F can be found at the ‘Investor Relations” section under "Annual Reports, “http://www.newleadholdings.com/annual-reports.html”.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com